FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: November 24, 2005

(Translation)

November 24, 2005

NEC Corporation
Akinobu Kanasugi, President
(Tokyo Stock Exchange; Code Number 6701)
Attention:	Toshinori Arai
General Manager
Public Relations Division
Tel: +81-3-3798-6511

Notice on the Tender Offer and the Stock-for-Stock Exchange

For Shares In NEC Infrontia Corporation

NEC Corporation (“NEC”) resolved at the meeting of the Board of Directors today to initiate a tender offer under the Securities and Exchange Law of Japan for the shares of NEC Infrontia Corporation (hereinafter referred to as “NEC Infrontia”) followed by a stock-for-stock exchange under the Commercial Code of Japan in order to make it its wholly-owned subsidiary as follows:

1. Purpose of the Tender Offer and the Stock-for-Stock Exchange

Through its “select and focus” business strategy, NEC is currently striving to maximize the corporate value of the NEC Group. NEC is positioning its Integrated IT/Network Solutions business and Semiconductor Solutions business as its core businesses. It is consolidating into these business areas the NEC Group’s resources, including R&D development capabilities, intellectual property assets, software development capabilities, and human resources, and is further creating business and technological synergy between the two businesses.

As part of NEC’s Integrated IT/Network Solutions business, NEC Infrontia competitively offers key telephone systems and point of sales (POS) terminals. NEC and NEC Infrontia have been developing a cooperative relationship with each other. In June 2001, NEC transferred its key telephone business and POS terminal business to NEC Infrontia and NEC Infrontia became NEC’s majority-owned subsidiary. In October 2002, NEC transferred its PDA (mobile information terminals) business to NEC Infrontia. NEC has been working on strengthening its businesses and managing the NEC Group more efficiently through these efforts.

As the integration of the IT market and the network market has advanced due to the shift in technology towards IP (Internet Protocol) based network infrastructure in the communications network area, fixed line networks have been rapidly replaced with wide area IP networks, using the Internet as junction networks. Although NEC has been supplying the government, local governments, and private companies with PBX products (devices used in office communication systems to switch telephone lines or connect them with external lines), PBX products have been replaced by IP telephony server products (servers coordinating IP-based PBX functions and office application software). Key telephone systems have become capable of serving as IP telephony systems supporting functions similar to those of IP telephony servers due to rapid developments in IT/networking technology. Because of the widespread use of mobile terminals, demand for IP telephony systems utilizing mobile technology is increasing. In the POS terminal business area, the spread of broadband lines has given rise to increased demand for POS products with high-end IT/networking functions for use with the Web-based information systems used at stores.

In response to these changes in the business environment, NEC plans to position NEC Infrontia as a core company in the area of NEC’s IP telephony products and to integrate the development resources of overlapping products into NEC Infrontia in order to use resources effectively. In addition, by integrating NEC’s technologies related to IT, network, mobile and their integrated solutions into NEC Infrontia’s IP telephony business and POS terminal business, NEC plans to enhance NEC Infrontia’s development capabilities for products related to IT, network, and mobile technologies, and to expand NEC’s Integrated IT/Network Solutions business.

NEC wishes to make NEC Infrontia its wholly-owned subsidiary because it believes that it is necessary for the two companies to reorganize their business structure in order to operate in a highly integrated manner, so that they will operate more flexibly and efficiently with more prompt decision making process for the purpose of implementing these plans. NEC has concluded that it must reorganize its business structure so that the two companies will operate in a highly integrated manner.

NEC believes that, through such integration of the resources and the mutual exploitation of the technologies of the two entities, NEC Infrontia will have a higher profit-earning capacity and NEC’s Integrated IT/Network Solutions business will become more competitive, which will greatly contribute to the further enhancement of the NEC Group’s corporate value.

2.	Terms of the Tender Offer

	(1)	Basic Information about NEC Infrontia:	See “3. Basic Information about the Relevant Parties” below

	(2)	Type of Shares to be Purchased:	Common Shares

	(3)	Tender Offer Period:	From November 25, 2005 (Friday) to January 12, 2006 (Thursday)

	(4)	Purchase Price:	569 yen per share

	(5)	Basis for Calculating Purchase Price:

The Purchase Price was determined by taking into consideration various factors including the market price of NEC Infrontia shares, the financial condition and prospects of NEC Infrontia, the results of a share value appraisal conducted by NEC’s advisor (Daiwa Securities SMBC Co., Ltd.), and the possibility of a decrease in liquidity of NEC Infrontia shares resulting from the tender offer and the subsequent stock-for-stock exchange. The Purchase Price is approximately 20% higher than the average closing price of NEC Infrontia shares on the Tokyo Stock Exchange, 1st Section for the one-month period ended November 22, 2005 (474 yen), and is 19.3% higher than the closing price on November 22, 2005 (477 yen).

(6)	Total Number of Shares Planned to Be Purchased:	58,948,372 shares
	Number of Shares Planned to Be Purchased:	58,948,372 shares
	Number of Shares in Excess of Number of Shares Planned to Be Purchased:	0 shares

(Note 1)	Fractional shares less than one unit are also targeted by this tender offer.

(Note 2)	NEC will purchase all the shares tendered, including any shares that may be issued or transferred to those who exercise stock options of NEC Infrontia. However, NEC does not intend to purchase treasury stock owned by NEC Infrontia. The Number of Shares Planned to Be Purchased was calculated by deducting the Number of Shares Held Prior to Tender Offer and treasury stock owned by NEC Infrontia from the issued shares of NEC Infrontia and adding the maximum number of the shares that may be potentially issued or transferred in connection with stock options.

(7)	Change in Number of Shares Held by NEC
	Number of Shares Held Prior to Tender Offer:	67,554,980 shares (Ownership Ratio 53.31%)
	Number of Shares Held After Tender Offer:	126,503,352 shares (Ownership Ratio 100.00%)

(Note 1)	The Number of Shares Held After Tender Offer is the number of shares NEC will hold after NEC purchases the Total Number of Shares Planned to Be Purchased, or 58,948,372 shares.

(Note 2)	The ownership ratio for the Number of Shares Held Prior to Tender Offer was calculated based on 126,724,074 shares, which is the total number of issued shares of NEC Infrontia (as of September 30, 2005).

(Note 3)	The ownership ratio for the Number of Shares Held After Tender Offer was calculated based on the sum of the total number of issued shares of NEC Infrontia (126,724,074 shares (as of September 30, 2005)), and the maximum number of the shares that may be potentially issued or transferred in connection with NEC Infrontia’s stock options (732,000 shares), deducting the number of treasury stock owned by NEC Infrontia (952,722 shares (as of September 30, 2005)).

(8)	Date of Public Notification:	November 25, 2005 (Friday)

(9)	Tender Offer Agent:	Daiwa Securities SMBC Co., Ltd.

Daiwa Securities Co., Ltd. (a sub-agent of Daiwa Securities SMBC Co., Ltd.)

(10)	Funds Required for the Tender Offer:	33,542 million yen

3. Basic Information about the Relevant Parties (as of September 30, 2005)

    (1) NEC

1)	Corporate Name	NEC Corporation

2)	Business	IT/Network Solutions, including manufacture and sale of computers, communications equipment, and software, as well as provision of services related to such products

3)	Date of Incorporation	July 17, 1899

4)	Head Office	7-1, Shiba 5-chome, Minato-ku, Tokyo

5)	Representative	Akinobu Kanasugi, President

6)	Stated Capital	337,821 million yen

7)	Issued Shares	1,995,923,384 shares

8)	Shareholders’ Equity	977,923 million yen

9)	Total Assets	2,400,255 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	23,552

12)	Major Customers	NTT Group, governments, and other public sector institutions

13)	Major Shareholders and Ownership Ratios
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.98%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.60%
		Nippon Life Insurance Company	2.06%
		Sumitomo Life Insurance Company	2.05%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

    (2) NEC Infrontia

1)	Corporate Name	NEC Infrontia Corporation

2)	Business	Development, manufacture and sale of IT/Network systems and office application terminals, and System Solutions

3)	Date of Incorporation	November 17, 1932

4)	Head Office	6-1, Kitamikata 2-chome, Takatsu-ku, Kawasaki-shi, Kanagawa

5)	Representative	Kazunori Kiuchi, President

6)	Stated Capital	10,331 million yen

7)	Issued Shares	126,724,074 shares

8)	Shareholders’ Equity	29,323 million yen

9)	Total Assets	54,333 million yen

10)	End of Fiscal Year	March 31

11)	Number of Employees	1,351

12)	Major Customers	NEC Group, NTT Group

13)	Major Shareholders and Ownership Ratios
		NEC Corporation	53.31%
		Morgan Stanley and Company International, Ltd.	2.65%
		Mitsui Sumitomo Insurance Co., Ltd.	1.88%
		Aozora Bank, Ltd.	1.78%

14)	Main Bank	Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd.

15)	Relationship between the Parties

	Equity:	NEC owns 53.31% of the issued shares of NEC Infrontia.

	Human Resources:	Officers and employees of NEC concurrently serve as directors (two) and corporate auditors (two) of NEC Infrontia.

	Business:	NEC purchases from NEC Infrontia key telephone and POS products and sells to NEC Infrontia personal computers, servers, PBXs, and other products.

4. Financial Results for the Three Most Recent Fiscal Years

(1) NEC

Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	2,781,436	2,509,114	2,426,835
Operating income (loss) (million yen)	24,890	16,252	22,083
Ordinary income (loss) (million yen)	6,119	31,900	40,245
Net income (loss) (million yen)	(14,917)	25,253	24,254
Net income (loss) per share (yen)	(9.01)	14.43	12.49
Dividend per share (yen)	—	6.00	6.00
Shareholders’ equity per share (yen)	406.26	473.87	474.41

(2) NEC Infrontia
Fiscal year	Fiscal Year ended March 31, 2003	Fiscal Year ended March 31, 2004	Fiscal Year ended March 31, 2005
Net sales (million yen)	89,464	84,706	83,816
Operating income (loss) (million yen)	(1,972)	(1,594)	(406)
Ordinary income (loss) (million yen)	185	(1,871)	407
Net income (loss) (million yen)	(185)	(736)	121
Net income (loss) per share (yen)	(1.47)	(5.86)	0.97
Dividend per share (yen)	6.00	6.00	6.00
Shareholders’ equity per share (yen)	251.92	240.75	235.66

5. Agreement with NEC Infrontia Regarding Tender Offer

The Board of Directors of NEC Infrontia has agreed to this tender offer.

6. Stock-for-Stock Exchange

NEC aims to make NEC Infrontia its wholly-owned subsidiary. Accordingly, in the event it is unable to acquire all of the issued shares of NEC Infrontia (excluding treasury stock held by NEC Infrontia) in the tender offer, NEC intends to conduct a stock-for-stock exchange to accomplish this objective effective on May 1, 2006, or a later date if the short-form stock-for-stock exchange procedure is not available to NEC. In the stock-for-stock exchange, all shares of NEC Infrontia not tendered in the tender offer will be exchanged for shares of NEC. Shareholders of NEC Infrontia who are allotted more than one share will become NEC shareholders. After the completion of the stock-for-stock exchange, NEC Infrontia will become a wholly-owned subsidiary of NEC, and NEC Infrontia will be delisted pursuant to the delisting criteria of the Tokyo Stock Exchange. However, depending on the results of the tender offer, NEC Infrontia may be delisted shortly after the completion of the tender offer.

The share exchange ratio for the stock-for-stock exchange will be determined by the end of February 2006 through discussions between NEC and NEC Infrontia, taking into full consideration the interest of their shareholders, together with the results of valuation, due diligence, and other factors. There is no guarantee that the consideration offered in the stock-for-stock exchange (that is, shares of NEC and, in the case of shareholders of NEC Infrontia who are assigned less than one share of NEC, cash accrued from the sale of the aggregate of such fractional shares) would be of the same value as the consideration to be received by tendering shares of NEC Infrontia (that is, cash) in the tender offer. The tender offer enables shareholders of NEC Infrontia who tender their shares to receive cash consideration earlier than shareholders of NEC Infrontia who receive shares of NEC (or, in the case of shareholders of NEC Infrontia who are assigned less than one share of NEC, cash accrued from the sale of the aggregate of such fractional shares) in the stock-for-stock exchange. Further, dissenting shareholders of NEC Infrontia who appropriately object to the stock-for-stock exchange at the NEC Infrontia shareholders meeting to be convened to approve the stock-for-stock exchange agreement may demand that their shares be purchased by NEC Infrontia in accordance with the Commercial Code of Japan. The purchase price, however, may not be the same as the tender offer price.

NEC and NEC Infrontia have agreed to the stock-for-stock exchange, which will be implemented in accordance with the schedule below. In addition, NEC and NEC Infrontia have agreed to commence discussions as to the integration of the development and manufacturing resources for the IP telephony products of the two companies, which will be scheduled for July 1, 2006, if the stock-for-stock exchange agreement is approved at NEC Infrontia’s shareholders’ meeting. The stock-for-stock exchange ratio and the status after the stock-for-stock exchange will be announced when determined.

Schedule:

February 2006	Board Meeting to approve execution of the stock-for-stock exchange agreement Execution of the stock-for-stock exchange agreement

March 2006	NEC Infrontia’s Shareholders’ Meeting to approve the stock-for-stock exchange agreement

May 1, 2006	Effective date of stock-for-stock exchange

(Note)	For the calculation of the ownership ratio and other items, figures are rounded off to two decimal places.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.